UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Amplify Snack Brands, Inc.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

03211L102

(CUSIP Number)

December 31, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03211L102	13G

1.	NAMES OF REPORTING PERSONS TA XI L.P. TA Atlantic and Pacific VII-A L.P. TA Atlantic and Pacific VII-B L.P. TA Investors IV L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION TA XI L.P. Delaware TA Atlantic and Pacific VII-A L.P. Delaware TA Atlantic and Pacific VII-B L.P. Delaware TA Investors IV L.P. Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER TA XI L.P. 24,053,120 TA Atlantic and Pacific VII-A L.P. 3,130,392 TA Atlantic and Pacific VII-B L.P. 5,317,363 TA Investors IV L.P. 650,017
	6.	SHARED VOTING POWER None
	7.	SOLE DISPOSITIVE POWER TA XI L.P. 24,053,120 TA Atlantic and Pacific VII-A L.P. 3,130,392 TA Atlantic and Pacific VII-B L.P. 5,317,363 TA Investors IV L.P. 650,017
	8.	SHARED DISPOSITIVE POWER None
9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

TA XI L.P.                                                                                                            24,053,120

TA Atlantic and Pacific VII-A L.P.                                                                       3,130,392

TA Atlantic and Pacific VII-B L.P.                                                                       5,317,363

TA Investors IV L.P.                                                                                                 650,017

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) TA XI L.P. 31.32% TA Atlantic and Pacific VII-A L.P. 4.08% TA Atlantic and Pacific VII-B L.P. 6.92% TA Investors IV L.P. 0.85%
12.	TYPE OF REPORTING PERSON (see instructions) Four Limited Partnerships

CUSIP No. 03211L102	13G

Item 1.

(a)	Name of Issuer

Amplify Snack Brands, Inc.

(b)	Address of Issuer’s Principal Executive Offices

500 West 5th Street, Suite 1350

Austin, Texas

Item 2.

(a)	Name of Person Filing

TA XI L.P.

TA Atlantic and Pacific VII-A L.P.

TA Atlantic and Pacific VII-B L.P.

TA Investors IV L.P.

(b)	Address of the Principal Office or, if none, Residence

c/o TA Associates, L.P.

200 Clarendon Street, 56th Floor

Boston, MA 02116

(c)	Citizenship

Not Applicable

(d)	Title of Class of Securities

Ordinary Shares, par value $0.0001 per share

(e)	CUSIP Number

03211L102

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not Applicable

CUSIP No. 03211L102	13G

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)		Amount beneficially owned:
		TA XI L.P.	24,053,120
		TA Atlantic and Pacific VII-A L.P.	3,130,392
		TA Atlantic and Pacific VII-B L.P.	5,317,363
		TA Investors IV L.P.	650,017

(b)		Percent of class:
		TA XI L.P.	31.32%
		TA Atlantic and Pacific VII-A L.P.	4.08%
		TA Atlantic and Pacific VII-B L.P.	6.92%
		TA Investors IV L.P.	0.85%

(c)		Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote.
		TA XI L.P.	24,053,120
		TA Atlantic and Pacific VII-A L.P.	3,130,392
		TA Atlantic and Pacific VII-B L.P.	5,317,363
		TA Investors IV L.P.	650,017

	(ii)	Shared power to vote or to direct the vote.
		None

	(iii)	Sole power to dispose or to direct the disposition of.
		TA XI L.P.	24,053,120
		TA Atlantic and Pacific VII-A L.P.	3,130,392
		TA Atlantic and Pacific VII-B L.P.	5,317,363
		TA Investors IV L.P.	650,017

	(iv)	Shared power to dispose or to direct the disposition of.
		None

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

This schedule 13G is filed pursuant to Rule 13d-1 (d). For the agreement of the TA group members to a joint filing, see below.

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certification.

Not Applicable

CUSIP No. 03211L102	13G

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Agreement for Joint Filing

TA XI L.P., TA Atlantic and Pacific VII-A L.P., TA Atlantic and Pacific VII-B L.P. and TA Investors IV L.P., hereby agree that TA Associates shall file with the Securities and Exchange Commission a joint schedule 13G on behalf of the above-named parties concerning their beneficial ownership of Amplify Snack Brands, Inc.

Dated: February 14, 2017

TA XI L.P.
By:	TA Associates XI L.P., its General Partner
By:	TA Associates, L.P., its General Partner
By:	/S/ Thomas P. Alber
Thomas P. Alber, Chief Financial Officer

TA Atlantic and Pacific VII-A L.P.
By:	TA Associates AP VII GP L.P., its General Partner
By:	TA Associates, L.P., its General Partner
By:	/S/ Thomas P. Alber
Thomas P. Alber, Chief Financial Officer

TA Atlantic and Pacific VII-B L.P.
By:	TA Associates AP VII GP L.P., its General Partner
By:	TA Associates, L.P., its General Partner
By:	/S/ Thomas P. Alber
Thomas P. Alber, Chief Financial Officer

TA Investors IV L.P.
By:	TA Associates, L.P., its General Partner
By:	/S/ Thomas P. Alber
Thomas P. Alber, Chief Financial Officer